SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

LTC PROPERTIES, INC.
(Name of Subject Company (issuer))

LTC PROPERTIES, INC., ISSUER
(Names of Filing Persons (identifying status as Offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

502175102
(CUSIP Number of Class of Securities)

ANDRE C. DIMITRIADIS
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
LTC PROPERTIES, INC.
300 ESPLANADE DRIVE, SUITE 1860,
OXNARD, CALIFORNIA 93036
(805) 981-8655
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on behalf of filing persons)

COPY TO:

STEPHEN SILBERT, ESQ.
CHRISTENSEN, MILLER, FINK, JACOBS, GLASER, WEIL & SHAPIRO, LLP.
2121 AVENUE OF THE STARS
EIGHTEENTH FLOOR
LOS ANGELES, CALIFORNIA 90067
(310) 553-3000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)

$12,750,000	$1,173.00

(1)	Calculated solely for purposes of determining the filing fee. This amount is based upon the purchase of 1,500,000 shares of common stock at $8.50 per share.
(2)	The fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, is 92/ of one percent of the aggregate of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,173.00	Filing Party:	LTC Properties, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	September 23, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

Amendment No. 1

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) relating to an offer by LTC Properties, Inc., a Maryland corporation (“LTC” or the “Company”), to purchase up to 1,500,000 of its outstanding shares of common stock, par value $.01 per share, for $8.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer To Purchase dated September 23, 2002 (the “Offer To Purchase”) and the related Letter Of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to Schedule TO.

ITEM 12.    MATERIAL TO BE FILED AS AN EXHIBIT.

Item 12 of the Schedule TO is hereby amended by adding hereto the following:

(a)(1)(A) Offer To Purchase, dated September 23, 2002 (Revised to include comments from the Securities and Exchange Commission)

(a)(5)(C) LTC Press Release dated October 4, 2002

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LTC PROPERTIES, INC.

By:	/s/ ANDRE C. DIMITRIADIS
Name:	Andre C. Dimitriadis
Title:	Chairman, President & Chief Executive Officer

Dated: October 4, 2002

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)	Offer To Purchase, dated September 23, 2002 (Revised to include comments from the Securities and Exchange Commission)

(a)(1)(B)*	Letter Of Transmittal.

(a)(1)(C)*	Notice Of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Letter to the Company’s Stockholders from Andre C. Dimitriadis, Chairman of the Board, President and Chief Executive Officer, dated September 23, 2002.

(a)(2)-(4)	Not applicable.

(a)(5)(A)*	Press Release issued by the Company on September 19, 2002.

(a)(5)(B)*	Summary advertisement dated September 23, 2002.

(a)(5)(C)	Press Release issued by the Company October 4, 2002.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO on September 23, 2002